[redacted]

10029321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Barrett Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Sachs — 212-888-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Worthington, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BONNIE J SACHS
Notary Public - State of New York
NO. 01SA5020353
Qualified in Nassau County
My Commission Expires 11/15/13

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

BARRETT SECURITIES, INC.
DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Barrett Securities, Inc.

We have audited the accompanying statement of financial condition of Barrett Securities, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Barrett Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

BARRETT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	9,760
Cash held at clearing broker-dealer		27,849
Investments in securities, at market value		9,910
TOTAL ASSETS	$	47,519

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	378
Shareholder's equity:		
Common stock - $.01 par value; 200 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		62,499
Accumulated deficit		(15,359)
Total shareholder's equity		47,141
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	47,519

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Barrett Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 30, 1998. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are stated at fair value as determined by management.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)

On January 1, 2009, the Company adopted new accounting guidance found in FASB ASC 820, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material impact on the Company's statement of financial condition.

Revenue Recognition

Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placement offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay. Consulting fees are recognized as income when earned.

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 25, 2010, and determined that there are no subsequent events that are required to be disclosed or given effect in the accompanying statement of financial condition.

NOTE 2. FAIR VALUE MEASUREMENTS

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market that participants would use in pricing the investments.

For the year ended December 31, 2009, all of the Company's securities were considered to be Level 1 securities, which are valued based on unquoted prices available in active markets for identical investments.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had regulatory net capital of $45,098, which exceeded the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0084 to 1 as of December 31, 2009.

NOTE 4. RELATED-PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company collected approximately $58,000 for services rendered. The Company remitted the amount collected to an affiliate related by common ownership to reimburse the affiliate for costs related to the revenue received and costs of certain administrative functions performed by the affiliate.

NOTE 5. INCOME TAXES

The Company has operating loss carryforwards available for federal income tax purposes that expire as set forth in the following table:

Year ended December 31:	
2028	$ 6,000
2029	11,000
	$ 17,000

A deferred tax asset of $5,800 has been recorded to reflect the estimated future tax benefit of these tax losses. Management has established full valuation allowances against the deferred tax assets since management believes that there is significant uncertainty as to their ultimate realization.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker-dealer, is permitted to bring its customers to a clearing broker-dealer to execute transactions. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. Presently, the Company does not have any customer accounts introduced to its clearing broker-dealer.

At December 31, 2009, substantially all of the Company's assets are held at a clearing broker-dealer and therefore are subject to the credit risk of the clearing broker-dealer.